King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

October 30, 2020

SUBMISSION VIA EDGAR AND COURIER

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Aaron’s SpinCo, Inc.
Amendment No. 1 to Draft Registration Statement on Form 10-12B
Submitted October 13, 2020
CIK File No. 0001821393

Ladies and Gentlemen:

On behalf of our client, Aaron’s SpinCo, Inc. (the “Company”), this letter responds to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to the Company’s draft Registration Statement on Form 10, confidentially submitted to the Commission on October 13, 2020 (the “Registration Statement”), contained in your letter dated October 26, 2020 (the “Comment Letter”).

We note that, in connection with this letter, we are publicly filing a Registration Statement on Form 10 (the “Public Filing”) electronically via the EDGAR system on the date hereof.

Securities and Exchange Commission

October 30, 2020

For the Staff’s convenience, the text of the Staff’s comment is set forth below and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meaning assigned to them in the Public Filing. All page references in the responses set forth below refer to pages of the Public Filing.

Exhibit 99.1

Exclusive Forum, page 148

1.

We note that your forum selection provision identifies the Georgia State-Wide Business Court as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please add related risk factor disclosure, and state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the Company has added additional disclosure in the information statement on pages 37 and 148 to inform investors that the exclusive forum provisions set forth in the Company’s amended and restated bylaws do not apply to actions arising under the Exchange Act or the Securities Act.

Securities and Exchange Commission

October 30, 2020

Notes to Combined Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Lease Merchandise, page F-10

2.

We note your response to our prior comment 8, in which you indicate that “[b]ased on historical experience, the Company has concluded that merchandise is not recoverable on lease agreements where payments from the lessee are 60 days or more past due; therefore, the Company’s policy is to write-off the remaining net book value of merchandise on lease agreements after they become 60 days delinquent. Therefore, write-offs of lease merchandise for the full year are expected to be higher than the allowance at any point in time.” Please help us understand why write-offs for the full year are expected to be higher than the allowance at any point in time. In this regard, please also tell us what consideration was given to the historical loss data for lease agreements where payments from the lessee are 60 days or more past due.

Response: The Company respectfully advises the Staff that the Company’s primary business is leasing merchandise to its customers under lease agreements that renew monthly at the customer’s option up to 12 to 24 months, which are accounted for as operating leases in accordance with ASC 842, Leases. Leased merchandise is depreciated to a 0% salvage value over the life of the lease agreement and is reviewed for indicators of impairment in accordance with ASC 360, Property, plant, and equipment. Since the agreements are accounted for as operating leases, the estimated losses on lease merchandise are outside the scope of ASC 326, Financial Instruments – Credit Losses (“CECL”).

Based on historical experience, the Company is unable to recover a high percentage of leased merchandise that become 60 days or more delinquent. Therefore, the Company’s policy is to write-off the remaining net book value of merchandise for lease agreements that are 60 days or more delinquent.

Since the Company writes off the remaining net book value of the related lease merchandise for lease agreements that are 60 days or more delinquent, the allowance for lease merchandise write-offs represents the Company’s estimated merchandise losses on a portfolio of lease agreements that are less than 60 days delinquent. This allowance at any point in time represents the Company’s best estimate of leased merchandise that is expected to be written-off over the subsequent 60 days.

The Company uses its historical write-off experience to estimate the allowance. The following table presents the Company’s historical lease merchandise write-off data and lays out the Company’s calculation of the allowance as of December 31, 2019, 2018, and 2017, in each case based on trailing twelve-month average data:

(in thousands)
	Year ended December 31,
	2019	2018	2017
Average leased merchandise write-off as a percentage of “on lease” merchandise NBV (trailing twelve month average)	1.35%	1.00%	0.94%
On lease merchandise NBV, as of Dec. 31	513,743	548,236	480,447

Forecasted monthly lease merchandise write-off	6,912	5,455	4,494
Multiplier - 2 months (approx 60 days) of incurred, but not identified, leased merchandise losses	2	2	2

Allowance for lease merchandise write-offs, as of Dec. 31	$13,823	$10,910	$8,987

The Company’s allowance at any point in time is directly correlated to the Company’s 60-day write-off policy. Since the Company writes-off leased merchandise in a relatively short period of time after an agreement becomes delinquent, there is less leased merchandise on the Company’s balance sheet associated with delinquent agreements, resulting in a lower allowance requirement. If the Company’s write-off policy were to be significantly longer than 60 days, there would be a higher amount of lease merchandise on the Company’s balance sheet associated with delinquent agreements, resulting in the need for a higher allowance. However, because the allowance at any point in time represents an estimate of write-offs for a 60-day period, write-offs of lease merchandise for the full year will likely always be higher than the allowance.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this filing, please call me at 404-572-2781.

Sincerely,

/s/ Robert Leclerc

Robert Leclerc